Keefe, Bruyette & Woods, Inc.

787 Seventh Avenue 4th Floor
New York, New York 10019

February 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:	Northpointe Bancshares, Inc.
Registration Statement on Form S-1
File No. 333-284419

Acceleration Request Requested Date: February 13, 2025
Requested Time: 4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the "Act"), we, as representative of the several underwriters, hereby join in the request of Northpointe Bancshares, Inc. (the "Company"), for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 PM, Eastern Time, on February 13, 2025, or at such later time as the Company or its outside counsel, Alston & Bird LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we have effected the following distribution of the Company's preliminary prospectus dated February 6, 2025:

(i)	Dates of distribution: February 6, 2025, through the date hereof;

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 3;

(iii)	Number of prospectuses furnished to prospective investors: approximately 710;

(iv)	Number of prospectuses distributed to others, including the Company, the Company's counsel, independent accountants, and underwriters' counsel: approximately 25.

The undersigned, as representative of the several underwriters, has complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

By Keefe, Bruyette & Woods, Inc.

Acting severally on behalf of itself and the several Underwriters

By:	/s/ Michael Garea
Name:	Michael Garea
Title:	Managing Director